December 26, 2018

David Briskie
Chief Financial Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

       Re: Youngevity International, Inc.
           Registration Statement on Form S-3
           Filed December 21, 2018
           File No. 333-228983

Dear Mr. Briskie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products